Personality Software Systems, Inc.
                          11730 W. Sunset Blvd., no 119
                              Los Angeles CA 90049

January 22, 2013

Ms. Jamie G. John
Division of Corporate Finance
Securities and Exchange Commission
100F St NE
Washington DC 20549

Re:  Personality Software Systems, Inc.
     Form 8-K filed January 11, 2013
     File No. 333-182393

Dear Ms. John:

We are in receipt of your comment on the above referenced form and have prepared the following responses to your inquiry.

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

1. We note that the letter filed under Exhibit 16 indicates that your former auditor is in agreement with statements related to their decline to stand for re-appointment and their audits. Please amend your Form 8-K to include an Exhibit 16 letter that references all statements made related to your former auditor including disclosure regarding disagreements and reportable events. Refer to Item 304(a)(3) of Regulation S-K.

     Response: We are amending our 8-K with an updated Exhibit 16.

We acknowledge the following:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us with any other questions.

Sincerely,


/s/ Uriel Lizama
---------------------------------
Uriel Lizama
Chief Executive Officer